SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34260

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 30, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on May 25, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AllianzGI Institutional Multi-Series Trust [File No. 811-22975]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 12, 2020, and December 9, 2020 applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $10,700 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 11, 2021.

Applicant's Address: Craig.Ruckman@allianzgi.com.

BMO LGM Frontier Markets Equity Fund [File No. 811-22882]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 30, 2020, December 31, 2020, and February 26, 2021 applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $15,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 16, 2021.

Applicant's Address: michaelj.murphy@bmo.com.

Duff & Phelps Utility & Corporate Bond Trust Inc. [File No. 811-07358]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to DNP Select Income Fund Inc., and on March 8, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $594,526 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 19, 2021.

Applicant's Address: akanter@mayerbrown.com.

GMO Series Trust [File No. 811-22564]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to GMO Trust, and on January 22, 2021, made a final distribution to its shareholders based on net asset value. Expenses of $745,500 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on February 10, 2021 and amended on April 14, 2021.

Applicant's Address: Douglas.charton@gmo.com, Sarah.Clinton@ropesgray.com.

Invesco Floating Rate Corporate Credit Fund [File No. 811-22511]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 23, 2020 and amended on March 25, 2021.

Applicant's Address: Taylor.Edwards@invesco.com.

Invesco Global Financial Services Fund [File No. 811-08887]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 23, 2020 and amended on March 25, 2021.

Applicant's Address: Taylor.Edwards@invesco.com.

Mellon Optima L/S Strategy Fund, LLC. [811-21694]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 27, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $300,000 incurred in connection with the liquidation were paid by the applicant and the applicant's liquidating trust.

Filing Dates: The application was filed on December 16, 2020 and amended on April 8, 2021.

Applicant's Address: karen.spiegel@srz.com.

PNC Funds [811-04416]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Federated Hermes Adviser Series, Federated Hermes MDT Series, Federated Hermes Intermediate Municipal Trust, Federated Hermes Short-Intermediate Duration Municipal Trust, Federated Hermes Money Market Obligations Trust, and Federated Hermes Total Return Series, Inc., and on November 15, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $4,967,072.80 incurred in connection with the liquidation were paid by the applicant's investment advisor, and/or their affiliates.

Filing Dates: The application was filed on February 22, 2021 and amended on April 19, 2021.

Applicant's Address: Kathleen.nichols@ropesgray.com.

Putnam Europe Equity Fund [File No. 811-05693]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam International Equity Fund, and on June 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $379,570 incurred in connection with the reorganization were paid by the applicant, the acquiring fund, and the applicant's investment adviser.

<u>Filing Date</u>: The application was filed on March 3, 2021.

<u>Applicant's Address</u>: bryan.chegwidden@ropesgray.com.

Putnam Investors Fund [File No. 811-00159]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Multi-Cap Core Fund, and on June 25, 2018 made a final distribution to its shareholders based on net asset value. Expenses of $663,021 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

<u>Filing Date</u>: The application was filed on March 3, 2021.

<u>Applicant's Address</u>: bryan.chegwidden@ropesgray.com.

Stone Ridge Trust III [File No. 811-23018]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Stone Ridge All Asset Variance Premium Fund, a series of Stone Ridge Trust and on December 4, 2020, made a final distribution to its shareholders based on net asset value. Expenses of $238,877 incurred in connection with the reorganization were paid by the applicant.

<u>Filing Dates</u>: The application was filed on February 18, 2021 and amended on April 14, 2021.

<u>Applicant's Address</u>: legalnotices@stoneridgeam.com.

USA Mutuals [811-10319]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to USA Mutuals Vitium Global Fund, and USA Mutuals

Navigator Fund, each a series of Northern Lights Fund Trust IV, and on January 25, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $215,417 incurred in connection with the reorganization were paid by the applicant's investment advisor.

Filing Dates: The application was filed on February 22, 2021 and amended on April 29, 2021.

Applicant's Address: legalnotices@stoneridgeam.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary